UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Biosource International, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

09066H104

(CUSIP Number)

April 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066H104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) mRNA Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP Management IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey T. Barnes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark P. Carthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan J. Fleming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Lytton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan G. Walton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 470,866 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 470,866 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,866 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G

NOTE:  This Statement on Schedule 13G is being filed on behalf of: (i) Oxford Bioscience Partners IV L.P., a Delaware limited partnership; (ii) mRNA Fund II L.P., a Delaware limited partnership; (iii) OBP Management IV L.P., a Delaware limited partnership; (iv) Jeffrey T. Barnes; (v) Mark P. Carthy; (vi) Jonathan J. Fleming; (vii) Michael E. Lytton; and (viii) Alan G. Walton.

Item 1.
(a)	Name of Issuer Biosource International, Inc.
(b)	Address of Issuer’s Principal Executive Offices 542 Flynn Rd., Camarillo, CA 93012

Item 2.
(a)	Name of Person Filing Oxford Bioscience Partners IV L.P. (“Oxford IV”)
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship Delaware
(a)	Name of Person Filing mRNA Fund II L.P. (“mRNA II”)
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship Delaware
(a)	Name of Person Filing OBP Management IV L.P. (“OBP IV”), the general partner of Oxford IV and mRNA II
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship Delaware
(a)	Name of Person Filing Jeffrey T. Barnes, a general partner of OBP IV
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship United States
(a)	Name of Person Filing Mark P. Carthy, a general partner of OBP IV
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship United States
(a)	Name of Person Filing Jonathan J. Fleming, a general partner of OBP IV
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship United States
(a)	Name of Person Filing Michael E. Lytton, a general partner of OBP IV
(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116
(c)	Citizenship United States

	(a)	Name of Person Filing Alan G. Walton, a general partner of OBP IV
	(b)	Address of Principal Business Office or, if none, Residence Oxford Bioscience Partners 315 Post Rd. West Westport, CT 06880
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.001 par value.
	(e)	CUSIP Number 09066H104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of April 1, 2004 each of the following is the owner of record of the number of shares of Common Stock, $0.001 par value per share of Biosource International, Inc. set forth next to his or its name:

Oxford IV:	466,189 Shares
mRNA II:	4,677 Shares
OBP IV:	0 Shares
Mr. Barnes:	0 Shares
Mr. Carthy:	0 Shares
Mr. Fleming:	0 Shares
Mr. Lytton:	0 Shares
Mr. Walton:	0 Shares

By virtue of their relationship as affiliated limited partnerships, whose sole general partner shares individual general partners, Oxford IV and mRNA II may be deemed to share voting power and the power to direct the disposition of the shares which each partnership owns of record.  OBP IV (as the general partner of Oxford IV and mRNA II), may also be deemed to own beneficially the shares held of record by Oxford IV and mRNA II.  Each of Messrs. Barnes, Carthy, Fleming, Lytton, and Walton, the individual general partners of OBP IV, may be deemed to own beneficially the shares held by Oxford IV and mRNA II.

(b)	Percent of class:

Oxford IV:	5.01%
mRNA II:	5.01%
OBP IV:	5.01%
Mr. Barnes:	5.01%
Mr. Carthy:	5.01%
Mr. Fleming:	5.01%
Mr. Lytton:	5.01%
Mr. Walton:	5.01%

The foregoing percentages are calculated based on the 9,402,618 shares of Common Stock reported to be outstanding as of March 15, 2004 in the Annual Report on Form 10-K of Biosource International, Inc. for the year ended December 31, 2003 (as adjusted pursuant to Rule 13d-3(d)(1)).

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Oxford IV:	0 Shares
mRNA II:	0 Shares
OBP IV:	0 Shares
Mr. Barnes:	0 Shares
Mr. Carthy:	0 Shares
Mr. Fleming:	0 Shares
Mr. Lytton:	0 Shares
Mr. Walton:	0 Shares

(ii)	Shared power to vote or to direct the vote

Oxford IV:	470,866 Shares
mRNA II:	470,866 Shares
OBP IV:	470,866 Shares
Mr. Barnes:	470,866 Shares
Mr. Carthy:	470,866 Shares
Mr. Fleming:	470,866 Shares
Mr. Lytton:	470,866 Shares
Mr. Walton:	470,866 Shares

(iii)	Sole power to dispose or to direct the disposition of

Oxford IV:	0 Shares
mRNA II:	0 Shares
OBP IV:	0 Shares
Mr. Barnes:	0 Shares
Mr. Carthy:	0 Shares
Mr. Fleming:	0 Shares
Mr. Lytton:	0 Shares
Mr. Walton:	0 Shares

(iv)	Shared power to dispose or to direct the disposition of

Oxford IV:	470,866 Shares
mRNA II:	470,866 Shares
OBP IV:	470,866 Shares
Mr. Barnes:	470,866 Shares
Mr. Carthy:	470,866 Shares
Mr. Fleming:	470,866 Shares
Mr. Lytton:	470,866 Shares
Mr. Walton:	470,866 Shares

Each of Oxford IV, mRNA II, OBP IV, and Messrs. Barnes, Carthy, Fleming, Lytton and Walton expressly disclaims beneficial ownership of any shares of the Common Stock of Biosource International, Inc., except to the extent of his or its pecuniary interest therein and any shares held directly of record.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable. Oxford IV, mRNA II, OBP IV, Messrs. Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of Oxford IV, mRNA II, OBP IV, and Messrs. Barnes, Carthy, Fleming, Lytton and Walton certify that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Dated:             April 8, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:	OBP Management IV L.P., its general partner

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

MRNA FUND II L.P.

By:	OBP Management IV L.P., its general partner

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

Index of Exhibits

Exhibit 1 - Agreement

Exhibit 2 - Power of Attorney

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Biosource International, Inc.

Dated:             April 8, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:	OBP Management IV L.P., its general partner

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

MRNA FUND II L.P.

By:	OBP Management IV L.P., its general partner

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:	OBP Management IV L.P., its general partner

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

MRNA FUND II L.P.

By:	OBP Management IV L.P., its general partner

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton